Resolution of the Board of Directors

On November 4, 2011, the Board of Directors of POSCO resolved the following:

Agenda 1. Disposal of Domestic Affiliate shares

POSCO POWER CORPORATION, a domestic affiliate of POSCO, to dispose the shares of POSCO E&E, another domestic affiliate of POSCO, in the following amount, in December, in order to strengthen its specialty and maximize synergy

1. Total number of Shares: 4,300,000 shares
2. Total amount of Shares: KRW 22,076,000,000
3. Share Price: KRW 5,134 per share

Agenda 2. Shareholder Guarantee by Way of Security Placement

POSCO to provide Busan E&E Co., Ltd.’s shares held by it as security for the project financing loan of Busan RDF(Refuse-Derived Fuel) Project to Korea Development Bank and three other korean financial institutions. As of this date, POSCO owns 70% of total outstanding shares of Busan E&E Co., Ltd., which equals to 6,030,000 shares

1. Total face value of 6,030,000 shares of Busan E&E Co., Ltd.: KRW 30,148,000,000
2. The Maximum guaranteed amount will be KRW 75,170,000,000, which amounts to the 70% of KRW 107,386,000,000.

Agenda 3. Lease Contract with Domestic Affiliate

POSCO to lease Calcination facilities at Pohang and Gwangyang Works from POSCO CHEMTECH, in following terms:
1. Contract amount: KRW 17,063,000,000
2. Contract Period: Nov. 16, 2011 ~ Nov. 15, 2012